Exhibit 1.01
Conflict Minerals Report
Guess?, Inc. has included this Conflict Minerals Report as an Exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 29, 2015.
Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Guess?, Inc. and its consolidated subsidiaries.
As used herein and consistent with the Conflict Minerals Rule, Conflict Minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Applicability of the Conflict Minerals Rule to our Business

We design, market, distribute and license one of the world’s leading lifestyle collections of contemporary apparel and accessories for men, women and children that reflect the American lifestyle and European fashion sensibilities. Our apparel is marketed under numerous trademarks including GUESS, GUESS?, GUESS U.S.A., GUESS Jeans, GUESS? and Triangle Design, MARCIANO, Question Mark and Triangle Design, a

stylized G and a stylized M, GUESS Kids, Baby GUESS, YES, G by GUESS, GUESS by MARCIANO and Gc. The lines include full collections of clothing, including jeans, pants, skirts, dresses, shorts, blouses, shirts, jackets, knitwear and intimate apparel. We also selectively grant licenses to manufacture and distribute a broad range of products that complement our apparel lines, including eyewear, watches, handbags, footwear, kids’ and infants’ apparel, outerwear, swimwear, fragrance, jewelry and other fashion accessories.
We are subject to the Conflict Minerals Rule because Conflict Minerals (mostly tin and gold) are contained in the functional hardware and other components used in some of the apparel and accessories products that we contract to manufacture. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended January 31, 2015. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD. Certain products that are contracted to be manufactured and sold by our licensees or that we purchase from other vendors do not come within our Conflict Minerals Rule reporting and compliance because we do not contract to manufacture the products.
For 2014, only 6% of the suppliers of the products that we contracted to manufacture were identified by us as having provided us with products that contained Conflict Minerals content that was necessary to the functionality or production of the products. Even where Conflict Minerals may be present in our products, they generally constitute a very small or de minimis portion of the materials content of the products.
We do not directly source Conflict Minerals from mines, smelters or refiners, and believe that we are in most cases many levels removed from, and have limited influence over, these market participants. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain and competitive factors affecting our supplier base, we often have significant difficultly identifying market participants upstream from our direct suppliers. However, through the efforts described in this Conflict Minerals Report, and as part of our reasonable country of origin inquiry and due diligence processes, we seek to ensure that our suppliers source responsibly. Specifically, we endeavor in good faith to determine if any of the Conflict Minerals necessary to the functionality or production of the products that we contract to manufacture originated in the DRC or any adjoining country and, if so, whether they directly or indirectly financed or benefited an armed group in the DRC or an adjoining country.
Our Conflict Minerals Policy

We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the DRC. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) regarding the use of Conflict Minerals in our products.
The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Implement and communicate to their personnel and suppliers a Conflict Minerals policy that is consistent with our Conflict Minerals Policy;

2.
Familiarize themselves with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”);

3.	Put in place procedures for the traceability of Conflict Minerals, working with their suppliers as applicable;

4.	Where possible, source Conflict Minerals from smelters and refiners validated as being conflict free;

5.	Maintain reviewable business records supporting the source of Conflict Minerals;

6.
From time to time, at our request, provide us with written certifications and other information concerning the origin of Conflict Minerals in products, components and parts supplied to us and the supplier’s compliance with the Conflict Minerals Policy generally;

7.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy;

8.	Otherwise establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance; and

9.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.

The Conflict Minerals Policy also encourages suppliers to support industry efforts to enhance traceability and responsible practices in global minerals supply chains.
The Conflict Minerals Policy indicates that, if we determine that a supplier may be violating the policy, we may require them to commit to and implement a corrective action plan within a reasonable timeframe. The Conflict Minerals Policy also indicates that continued failure to adhere to our policies and refusal to address issues of concern may lead to termination of our business relationship with the supplier.
Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2014, we conducted a “reasonable country of origin inquiry” (“RCOI”). We designed our RCOI in good faith to determine the origin of the Conflict Minerals that are necessary to the functionality or production of products that we contracted to manufacture. We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through review of product categories, inquiries regarding the degree of influence we exercise over the manufacturing process and other information known to us.
Our outreach included 373 suppliers (the “Suppliers”). Through our RCOI, the Suppliers identified to us one tin smelter as being part of our supply chain for 2014. We determined that the tin sourced from the smelter originated from outside of the DRC and its adjoining countries. Our determination is based on information provided to us by a third-party information management service provider (the “Service Provider”) that we used to complement our internal management processes. The identified smelter is listed as compliant by the Conflict-Free Sourcing Initiative (the “CFSI”).
The Suppliers identified only a portion of the smelters and refiners that may have processed the necessary Conflict Minerals contained in our in-scope products.
Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we were required to conduct due diligence for 2014. These due diligence efforts are discussed below.
For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence.
Design of Due Diligence Measures
Design Framework
We believe that we designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the OECD Guidance (Second Edition 2013).

Selected Elements of Design Framework
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that we took in respect of 2014 are discussed under “Due Diligence Program Execution.”

1.	OECD Guidance Step One: “Establish strong company management systems”

a.
We have a team of senior staff that is responsible for our Conflict Minerals compliance program. The following functional areas are represented on the working group: Accounting, Finance, Internal Audit, Legal, Social Compliance and Sourcing. Selected internal personnel are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. In addition, we utilize specialist outside counsel to advise us in connection with our Conflict Minerals Rule compliance and the Service Provider to, on our behalf, engage in supplier outreach and follow-up, validation of supplier responses and electronic storage of supplier responses.

b.	We communicate our Conflict Minerals Policy internally and externally to suppliers, in each case in writing. The Conflict Minerals Policy is also posted on our website.

c.	We use the Conflict Minerals Reporting Template (the “CMRT”) developed by the CFSI to identify smelters and refiners in our supply chain.

d.
The Service Provider maintains on our behalf business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database.

e.
We have a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy, either through an email hotline or directly to our Social Compliance Department.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.
The Service Provider, on our behalf, requests by email that the suppliers provide us with information, through the completion of a CMRT, or an online version thereof hosted by the Service Provider, concerning the usage and source of Conflict Minerals in their products that we identify as potentially being in-scope, as well as information concerning their related compliance efforts. The Service Provider follows up by email or phone with all suppliers that do not respond to the request within the specified time frame. If a supplier is non-responsive, an escalation process is initiated pursuant to which our personnel contact the supplier.

b.
We and the Service Provider review the responses received from in-scope suppliers. The Service Provider reviews the responses received for plausibility, consistency and gaps. It follows up by email or phone with suppliers that submit a response that triggers specified quality control flags.

c.
To the extent that a completed CMRT identifies a smelter or refiner, the Service Provider reviews the information provided against the list of "compliant" or equivalent smelters and refiners published in connection with the CFSI’s Conflict-Free Smelter Program, the London Bullion Market Association (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain-of-Custody Certification.

d.
To the extent that a smelter or refiner identified by an in-scope supplier is not certified as compliant or the equivalent by an independent third-party, the Service Provider attempts to contact that smelter or refiner to gain information about its sourcing practices, including origin and transfer, and to determine the source and chain of custody of the Conflict Minerals. Internet research is also performed to determine whether there are any outside sources of information regarding the smelter's or refiner's sourcing practices. “Red flags” are assigned to smelters and refiners when there is evidence of sourcing from a “Level 2” country (a known or plausible country for smuggling, export out of the DRC region or transit of Conflict Minerals from the DRC region) or evidence of sourcing from countries which are unknown for reserves of a given metal.

e.
If a supplier is unable to provide information concerning the processors of Conflict Minerals in its supply chain, the Service Provider requests information on the supplier's suppliers of products or components which may have required Conflict Minerals for their functionality or production ("Tier 2 suppliers"). The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, are then contacted by the Service Provider.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our Conflict Minerals compliance team reports the findings of its supply chain risk assessment to our General Counsel.

b.	Our risk mitigation strategy allows for a flexible response that is commensurate with the risks identified.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, the Service Provider, on our behalf, utilizes information made available by the CFSI, LBMA and RJC concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step Five: “Report on supply chain due diligence”

We file a Form SD, and to the extent applicable a Conflict Minerals Report, with the Securities and Exchange Commission and make these filings available on our website.
Due Diligence Program Execution
In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures for 2014.

1.
The Service Provider sent requests to 373 Suppliers to provide us with a completed CMRT. We or the Service Provider followed up by email or phone with the Suppliers that did not provide a response within the time frame specified in the request. 85% of the Suppliers responded to the Service Provider’s request for information.

2.
The Service Provider, and in certain cases we, reviewed the responses received from the Suppliers for plausibility, consistency and gaps. The Service Provider followed up by email or phone with Suppliers that submitted a response that triggered specified quality control flags.

3.
With respect to those completed CMRTs that identified a smelter or refiner, the Service Provider reviewed the information provided against the list of compliant (or the equivalent) smelters and refiners published by the CFSI.

4.
With respect to those Suppliers that were unable to provide information concerning the processors of Conflict Minerals in their supply chains, the Service Provider requested information on the Supplier’s Tier 2 suppliers. The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, were then contacted by the Service Provider.

5.	Our Conflict Minerals compliance team reported the findings of its supply chain risk assessment to our General Counsel.

6.
In addition, to mitigate the risk that the necessary Conflict Minerals contained in our in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, we took the actions below in respect of the 2014 compliance period:

We furnished the Suppliers with written communications discussing the Conflict Minerals Rule, the OECD Guidance and our compliance requirements. In addition, we made available to the Suppliers free access to a multi-industry Conflict Minerals Resource Center site operated by the Service Provider.
Product, Smelter and Refiner and Country of Origin Information

We were subject to the Conflict Minerals Rule for 2014 because Conflict Minerals (mostly tin and gold) were contained in the functional hardware and other components used in some of the apparel and accessories products that we contracted to manufacture.
The Suppliers identified to the Service Provider one tin smelter as having processed necessary Conflict Minerals contained in our in-scope products. That tin smelter was listed as compliant by the CFSI as of May 15, 2015. We determined that the tin from the identified smelter originates from outside of the DRC and its adjoining countries. Our determination is based on information provided to us by the Service Provider.
Notwithstanding our due diligence efforts, due to the challenges of gathering information from a large, diverse and dynamic supply chain, for 2014, we were unable to determine the origin of at least a portion of the necessary Conflict Minerals contained in each of our in-scope products.
For 2014, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country). Under the Conflict Minerals Rule, an “armed group” is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country. However, we did not conclude that any of our in-scope products were “DRC conflict free.”
We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT concerning the source of the Conflict Minerals in the products sourced from them and the other procedures described herein.

Future Risk Mitigation Efforts
We intend to take the following additional steps in 2015 to mitigate the risk that our necessary Conflict Minerals benefit armed groups:

1.	Request that suppliers complete Revision 4.0 of the CMRT.

2.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2014 to encourage them to provide requested information for 2015.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2014 that the source of Conflict Minerals was unknown or undeterminable.

4.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.	Monitor selected industry initiatives to identify smelters and refiners in the supply chain.

All of the foregoing steps are in addition to the steps that we took in respect of 2014, which we intend to continue to take in respect of 2015 to the extent applicable.